John H. Lively 4801 Main Street, Suite 1000 Kansas City, MO 64112 (816) 983-8177 fax: (816) 983-8080 jlively@blackwellsanders.com

March 10, 2009

Ms. Patsy Mengiste U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

      Valued Advisers Trust (the “Trust”)

Golub Group Equity Fund (the “Fund”)

SEC File Numbers: 333-151672 and 811-22208

Dear Ms. Mengiste:

On December 5, 2008, the Trust filed with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”). On January 16, 2009, you contacted me to provide comments on the Amendment. This letter responds to your general comments. We have summarized your comments in this letter for your reference and provided the Trust’s response below each comment. We previously addressed your comments regarding the related performance of the investment adviser (and its management team) to the Fund in a letter dated January 23, 2009. Please note that changes to disclosures in the Registration Statement as discussed in this letter have been made in Post-Effective Amendment No. 5 (“Amendment No. 5”), which is now being filed at the same time we are submitting this letter as a correspondence filing.

Risk/Return Summary – Principal Investment Strategies, page 4

1.

Comment:        The prospectus states that the Golub Group, LLC (the “Adviser”) will invest in common stocks that the Adviser determines to be “temporarily mispriced by the market” and focus on “world-class, large capitalization businesses. . .” You requested that we clarify this section of the Fund’s prospectus to indicate what constitutes “temporarily mispriced” and “world-class.”

Response:      The Trust has revised the Fund’s prospectus to address your comments. First, the prospectus has been revised to reflect that the Adviser considers a security to be “temporarily mispriced” if the security’s intrinsic value as assessed by the Adviser’s proprietary “Equity Research and Portfolio Implementation Process” (which is in the

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second paragraph of the “Principal Investment Strategies”) is significantly less that the range in which the security is trading in the markets at the time the analysis is being performed. The prospectus has also been revised to delete the use of “world-class.”

2.	Comment: Please confirm that the Adviser invests only in liquid securities. If this is not the case, please state the Fund’s liquidity policy.
Response:	The Adviser will only invest in liquid securities.
3.

Comment:        The prospectus states that the Adviser answers the following key question: “Does the company have an enduring competitive advantage?” Please qualify the use of the term “enduring” in the prospectus.

Response: The Trust has revised the Fund’s prospectus to state that the Adviser answers the question of whether the Adviser believes the company has an enduring competitive advantage.

4.

Comment:        Please revise the fifth paragraph after the “Principal Investment Strategies” heading to indicate whether 80% or the remaining 20% of the Fund’s net assets are invested in cash, money market mutual funds, etc.

Response: The Trust has revised the Fund’s prospectus to clarify that the Adviser, after investing 80% of its net assets in equity securities, may use the remaining 20% to hold cash or invest in money market mutual funds or investment grade, short-term money market instruments.

5.

Comment:        The prospectus states that “if a security becomes too large a percentage in the portfolio, typically greater than 7%, the position will be trimmed or sold.” Please clarify what is meant by this phrase.

Response:	The Trust has revised the Fund’s prospectus to remove this statement.

Principal Risks of Investing in the Fund, Page 5

6.

Comment:        The prospectus states that the investor “may lose or gain money by investing in the Fund.” Please remove the term “gain” in this sentence of the “Principal Risks of Investing in the Fund” section.

Response: The Trust has revised the Fund’s prospectus to remove any indication that an investor may “gain” money in the “Principal Risks of Investing in the Fund” section.

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Fees and Expenses of Investing in the Fund, Page 8

6.	Comment: Please revise footnote 4 to the Fees and Expenses of Investing in the Fund table to remove the reference to the fact that the “Annual Fund Operating Expenses” have been “restated”.

Response: The Trust has revised footnote 4 to the Fund’s Fees and Expenses of Investing as you have requested.

How to Buy Shares – Other Purchase Information, Page 11

6.

Comment:        The prospectus states that a fifteen business day hold may be placed on cashier’s checks and bank official checks in amounts greater than $10,000. Please revise this disclosure to indicate that the hold period is fifteen calendar days.

Response: The Trust has revised the Fund’s prospectus to indicate that holds may be placed on cashier’s checks and bank official checks in amounts greater than $10,000 for fifteen calendar days.

*       *     *

The Fund acknowledges that
•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          We look forward to hearing from you soon to discuss any comments you may have respecting this letter.

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Sincerely,

John H. Lively

JHL

cc:	John Swhear, Unified Fund Services, Inc.

Carol Highsmith, Unified Fund Services, Inc.

Colin Higgins, Golub Group, LLC

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